Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

July 15, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that as of the date first written above, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has notified us, pursuant to Article 2, Section II of Chapter I, Title XII of the Rules issued by the Comisión Nacional de Valores (NT 2013), that the Class II Notes of Banco Galicia have received an international rating of “CCC” from Standard & Poor’s Financial Services LLC and an international rating of “Caa1” from Moody’s Investors Service, Inc. It is worth mentioning that both entities are not regulated by the Comisión Nacional de Valores.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com